J.P. MORGAN SECURITIES LLC	CREDIT SUISSE SECURITIES (USA) LLC
383 Madison Avenue	Eleven Madison Avenue
New York, NY 10179	New York, NY 10010

May 14, 2013

Re:	Cubic Corporation Registration Statement on Form S-1 Registration File No. 333-186852

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, wish to advise you that (i) the Registration Statement on Form S-1 as filed on February 25, 2013, as amended through May 13, 2013 and (ii) the Preliminary Prospectus dated May 13, 2013, will be distributed during the period May 13, 2013 to May 15, 2013 in at least the following amounts:

Registration Statement	Preliminary Prospectus
9 to 9 Underwriters	904 to Institutions, Dealers, Underwriters and Others

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Cubic Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on May 15, 2013, or as soon thereafter as practicable.

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Very truly yours,

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
	Name:	Eugene Sohn
	Title:	Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Orlando Knauss
	Name:	Orlando Knauss
	Title:	Managing Director